FY19 Q1 Earnings Presentation September 27, 2018 Filed by Conagra Brands, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Pinnacle Foods Inc. Commission File No.: 001-35844 September 27, 2018

Today’s Presenters Brian Kearney Investor Relations Sean Connolly President and Chief Executive Officer Dave Marberger Chief Financial Officer

Legal Disclosure Note on Forward-looking Statements This document contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Readers of this document should understand that these statements are not guarantees of performance or results. Many factors could affect our actual financial results and cause them to vary materially from the expectations contained in the forward-looking statements, including those set forth in this document. These risks and uncertainties include, among other things: the failure to obtain Pinnacle Foods shareholder approval of the proposed transaction; the possibility that the closing conditions to the proposed transaction may not be satisfied or waived; delay in closing the proposed transaction or the possibility of non-consummation of the proposed transaction; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected, including that the proposed transaction may not be accretive within the expected timeframe or to the extent anticipated; the occurrence of any event that could give rise to termination of the merger agreement; the risk that shareholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; risks related to the disruption of the proposed transaction to us and our management; the effect of the announcement of the proposed transaction on our ability to retain and hire key personnel and maintain relationships with customers, suppliers and other third parties; our ability to achieve the intended benefits of recent and pending acquisitions and divestitures, including the recent spin-off of our Lamb Weston business; the continued evaluation of the role of our Wesson oil business; general economic and industry conditions; our ability to successfully execute our long-term value creation strategy; our ability to access capital on acceptable terms or at all; our ability to execute our operating and restructuring plans and achieve our targeted operating efficiencies from cost-saving initiatives and to benefit from trade optimization programs; the effectiveness of our hedging activities and our ability to respond to volatility in commodities; the competitive environment and related market conditions; our ability to respond to changing consumer preferences and the success of our innovation and marketing investments; the ultimate impact of any product recalls and litigation, including litigation related to the lead paint and pigment matters; actions of governments and regulatory factors affecting our businesses, including the ultimate impact of recently enacted U.S tax legislation and related regulations or interpretations; the availability and prices of raw materials, including any negative effects caused by inflation or weather conditions; risks and uncertainties associated with intangible assets, including any future goodwill or intangible assets impairment charges; and other risks described in our reports filed from time to time with the Securities and Exchange Commission. We caution readers not to place undue reliance on any forward-looking statements included in this document, which speak only as of the date of this document. We undertake no responsibility to update these statements, except as required by law. Additional Information and Where to Find It In connection with the proposed transaction, Conagra Brands filed a registration statement on Form S-4 that was declared effective by the SEC on September 17, 2018. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to stockholders of Pinnacle. Investors and security holders are able to obtain the documents free of charge at the SEC’s website, www.sec.gov, or from Conagra Brands at its website, www.conagrabrands.com, or by contacting Conagra Brands Investor Relations at (312) 549-5002. Participation in Solicitation Conagra Brands and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning Conagra’s participants is set forth in the proxy statement, filed August 9, 2018, for Conagra Brands’ 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Note on Non-GAAP Financial Measures This document includes certain non-GAAP financial measures, including adjusted diluted EPS from continuing operations, organic net sales, adjusted gross profit, adjusted operating profit, adjusted gross margin, adjusted operating margin, adjusted interest, and net debt. Management considers GAAP financial measures as well as such non-GAAP financial information in its evaluation of the Company’s financial statements and believes these non-GAAP measures provide useful supplemental information to assess the Company’s operating performance and financial position. These measures should be viewed in addition to, and not in lieu of, the Company’s diluted earnings per share, operating performance and financial measures as calculated in accordance with GAAP. Certain of these non-GAAP measures, such as organic net sales, adjusted operating margin, and adjusted diluted EPS from continuing operations, are forward-looking. Historically, the Company has excluded the impact of certain items impacting comparability, such as, but not limited to, restructuring expenses, the impact of the extinguishment of debt, the impact of foreign exchange, the impact of acquisitions and divestitures, hedging gains and losses, impairment charges, the impact of legacy legal contingencies, and the impact of unusual tax items, from the non-GAAP financial measures it presents. Reconciliations of these forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measures are not provided because the Company is unable to provide such reconciliations without unreasonable effort, due to the uncertainty and inherent difficulty of predicting the occurrence and the financial impact of such items impacting comparability and the periods in which such items may be recognized. For the same reasons, the Company is unable to address the probable significance of the unavailable information, which could be material to future results. Hedge gains and losses are generally aggregated, and net amounts are reclassified from unallocated corporate expense to the operating segments when the underlying commodity or foreign currency being hedged is expensed in segment cost of goods sold. The Company identifies these amounts as items that impact comparability within the discussion of unallocated Corporate results.

Sean Connolly President and Chief Executive Officer

Key Takeaways Good start to FY19; Q1 largely in-line with expectations Sustained top line growth with strong underlying fundamentals Continued to shift “tail” A&P investments to retailer investments Reaffirming standalone full year FY19 guidance Pinnacle Foods acquisition expected to close ahead of original schedule1 1. Subject to the satisfaction of customary closing conditions

Continued Top Line Progress Note: Organic net sales growth (excl. Trenton) is non-GAAP. See the end of this presentation for a reconciliation of this measure to the most directly comparable GAAP measure. 1. Organic net sales growth (excl. Trenton) excludes the impact of foreign exchange, the Trenton facility sale, and divested businesses, as well as acquisitions (until the anniversary date of the acquisitions). Organic Net Sales Growth (excl.Trenton)1 (% Change vs Year Ago)

Maintaining Momentum and Gaining Share Source: Conagra Retail Sales, IRI Market Advantage, Conagra Custom Categories (excl. Frontera and Sandwich Bros. of Wisconsin Syndicated), MULO, periods ending August 26, 2018 Domestic Retail Sales (% Change vs Prior Year Period) Latest 13 Weeks Conagra Weighted Dollar Share (Total and Change vs Prior Year Period) Comparable Prior-Year Period CAG Categories +0.9 pts

Fundamentals Remain Strong Source: IRI Market Advantage, Conagra Consumer Foods (excl. Frontera and Sandwich Bros. of Wisconsin Syndicated), TTL US MULO, Quarterly data through August 26, 2018 Avg. Weekly TPDs (% Change vs Year Ago) Base Dollar Sales (% Change vs Year Ago) Domestic Retail Scanner Data Total Sales (% Change vs Year Ago)

Optimizing Total Marketing Investment Shift Total Marketing Investment A&P Investment Retailer Investment Objective of Marketing is to Drive Physical and Mental Availability (increase is consistent with FY17-FY20 algorithm)

Marketing Investments Pursue Proven Path to Growth Physical Availability Mental Availability “Quick to Mind” “Easy to Find” Physical Availability + Mental Availability = Broader Reach to More Households More digital marketing, less traditional Elimination of low ROI programs through analytics Enhanced partnerships with retailers driving relevancy and brand afinity Across Markets Channels Accounts Stores Within Stores Assortment Placement Aisle Optimization Display Search Rankings

Investments Remain Disciplined Source: IRI Market Advantage, % Dollars-Any Merch and Avg. Unit Pricing, TTL US MULO, Quarterly data through August 26, 2018 Domestic Retail Average Unit Price (% Change vs Year Ago) % Sold on Promotion (Percentage Point Change vs Year Ago)

Refrigerated & Frozen Growing on Two-Year Basis Note: Organic net sales growth is non-GAAP. See the end of this presentation for a reconciliation of this measure to the most directly comparable GAAP measure. Organic net sales excludes the impact of foreign exchange and divested businesses, as well as acquisitions (until the anniversary date of the acquisitions). Refrigerated & Frozen Organic Net Sales1 Growth 2 Year CAGR % Change vs Year Ago

Consistently Strong Frozen Consumption Growth Source: IRI Market Advantage, Conagra Custom Categories, TTL US MULO, data through August 26, 2018 Conagra Frozen Retail Sales Growth 2 Year CAGR % Change vs Year Ago

Gaining Frozen Distribution With Broader Innovation Slate Source: IRI Market Advantage, Conagra Total Refrigerated & Frozen, TTL US MULO, Quarterly data through August 26, 2018 Note: TPDs stands for Total Points of Distribution Conagra Frozen Avg. Weekly TPDs (% Change vs Year Ago) FY19 Frozen Innovation

Frozen Meals Outperforming Competition Frozen Single Serve Meals (L13 Weeks % Change vs Prior Year Period) SOURCE: IRI Market Advantage, POS, % Chg. vs. Year Ago, Latest Period Ending August 26, 2018, MULO, Companies over $50MM in sales in the current year period Retail Sales Growth Total Points of Distribution

Grocery & Snacks Top Line Solid Grocery & Snacks Organic Net Sales1 (% Change vs Year Ago) Note: Organic net sales growth is non-GAAP. See the end of this presentation for a reconciliation of this measure to the most directly comparable GAAP measure. Organic net sales excludes the impact of foreign exchange and divested businesses, as well as acquisitions (until the anniversary date of the acquisitions).

Renovating Shelf Stable Meals with Chef Boyardee Throwback

Chef Boyardee	Premium Innovation	Modern Activation

Chef Boyardee

$450MM+
in Retail Sales

+2.4%
Consumption Growth in L13

+1.5
Share Points in L13

+0.2 pts
HH Penetration in L13

Premium Innovation


Chef BOY-AR-DEE
throwback recipe
Lasagna
PASTA IN TOMATO AND MEAT SAUCE
PREMIUM
Beef Ravioli
IN TOMATO AND MEAT SAUCE
Beefaroni
PASTA IN TOMATO AND MEAT SAUCE

+50%
Price Premium to Base

Modern Activation



100MM+
Consumer Impressions

#3 Spotify's Most Viral Playlist

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Source: IRI US-MULO+C, data thru August 26, 2018

~$2B1 Snacks & Sweet Treats Business 1. Retail Sales

Conagra Snacks & Sweet Treats Growing Faster than Competition Source: IRI Market Advantage, Total Snacks and Sweet Treats, data for periods ended August 26, 2018, MULO+C Snacks & Sweet Treats Dollar Sales (% Change vs Prior Year Period) CAG Categories CAG Categories CAG Categories

Snacks & Sweet Treats Consumption Consistently Growing Source: IRI MA POS data, TUS-MULO, data through August 26, 2018 Snacks & Sweet Treats Retail Sales Growth 2 Year CAGR % Change vs Year Ago

Debuting New Approach to Snacks & Sweet Treats at NACS Modern, Relevant Portfolio New Item Innovation Merchandising & Support

New Approach to Innovation and Price/Pack Architecture Meat Snacks Popcorn Seeds Salty Snacks Sweet Treats

New Approach to Shelving and Displays

New Approach to Channel Penetration Source: IRI eMarket Insights 2.0 Latest 13 Weeks ended July 22, 2018 40%+ CAG eCommerce Sales Grocery C-Store Club Foodservice Travel Ballparks eCommerce Food Retail Supercenter Dollar Coffee Shops Traditional Additional

Looking Ahead Continue to roll out innovation to drive top line momentum Continue to focus on margin drivers to fuel growth Remain disciplined with total marketing investments Q2 year-over-year comparison affected by last year’s hurricanes Expect to close Pinnacle acquisition by end of October1 1. Subject to the satisfaction of customary closing conditions

Dave Marberger Chief Financial Officer

Performance Summary Note: “Adjusted” financial measures and organic net sales are non-GAAP. See the end of this presentation for a reconciliation of these measures to the most directly comparable GAAP measures. Organic net sales growth (excl. Trenton) excludes the impact of foreign exchange, the Trenton facility sale, and divested businesses, as well as acquisitions (until the anniversary date of the acquisitions). Adjusted operating profit and adjusted operating margin exclude equity method investment earnings.

Q1 Net Sales Bridge vs Year Ago Organic Net Sales Growth1 (% Change vs Year Ago) Organic Net Sales Growth1 (% Change vs Year Ago) Organic Net Sales Growth1 (% Change vs Year Ago) FY19 Q1 Drivers of Net Sales Change (% Change vs Year Ago) Organic Net Sales ex Trenton1 +1.2% Note: Organic net sales growth (excl. Trenton) is non-GAAP. See the end of this presentation for a reconciliation of this measure to the most directly comparable GAAP measure. Organic net sales growth (excl. Trenton) excludes the impact of foreign exchange, the Trenton facility sale, and divested businesses, as well as acquisitions (until the anniversary date of the acquisitions). Price/Mix +1.2%

Gross Margin Decline Driven by Marketing Shift Note 1: “Adjusted” financial measures are non-GAAP. See the end of this presentation for a reconciliation of these measures to the most directly comparable GAAP measures. Note 2: Numbers may not add due to rounding. Q1 Adj. Gross Margin Inflation Realized Productivity (incl. op. offsets), Price/Mix, Other Increase in Retailer Investments Flat Q1 FY18 Q1 FY19

Q1 Financial Summary by Segment Note 1: “Adjusted” financial measures and organic net sales growth (excl. Trenton) are non-GAAP. See the end of this presentation for a reconciliation of these measures to the most directly comparable GAAP measures. Note 2: Numbers may not add due to rounding. Adjusted operating profit and adjusted operating margin exclude equity method investment earnings. Organic net sales growth (excl. Trenton) excludes the impact of foreign exchange, the Trenton facility sale, and divested businesses, as well as acquisitions (until the anniversary date of the acquisitions). All Segments delivered Organic Net Sales ex Trenton growth vs. YA 1 2 1

Q1 Adjusted EPS Bridge Adj. Gross Margin Note: “Adjusted” financial measures are non-GAAP. See the end of this presentation for a reconciliation of these measures to the most directly comparable GAAP measures. Q1 FY19 Drivers of Adjusted Diluted EPS from Cont. Ops. vs YA Adj. Tax Rate: 25.5% Investments) Investments)

Key Balance Sheet & Cash Flow Metrics Debt is the sum of notes payable, current installments of long-term debt, senior long-term debt, and subordinated debt. Net Debt is Debt less Cash. For the first fiscal quarter ending (dollars in millions) August 26, 2018 August 27, 2017 Net Cash Flow from Operating Activities – cont. ops. $95 $142 Capital Expenditures 86 43 Dividends Paid 83 83 Share Repurchases - $300 (dollars in millions) August 26, 2018 May 27, 2018 Debt $3,845 $3,816 Cash 75 128 Ending Net Debt1 $3,770 $3,688

Reaffirming Standalone FY19 Outlook[1,2]

Key Financial Metrics	FY19 Guidance
Reported Net Sales Growth	+0.5% to +1.5%
Organic Net Sales Growth[3] (excl. Trenton impact)	+1.0% to +2.0%
Adj. Gross Margin	29.7% to 30.0%
Inflation Rate (% of COGS)	3.0% to 3.2%
Adj. Op Margin[4]	15.0% to 15.3%
Pension and Postretirement Non-Service Income	~$40 million
Effective Tax Rate	23% to 24%

Note: Standalone FY19 Guidance excludes the impact of the pending acquisition of Pinnacle Foods.
1. The inability to predict the amount and timing of future items makes a detailed reconciliation of these forward-looking financial measures impracticable.
2. "Adjusted" financial measures and organic net sales (excl. Trenton) are non-GAAP financial measures. The FY19 Outlook includes the Wesson oil business for the full fiscal year.
3. Organic net sales growth (excl. Trenton) excludes the impact of foreign exchange, the Trenton facility sale, and divested businesses, as well as acquisitions (until the anniversary date of the acquisitions).
4. Adjusted operating margin excludes equity method investment earnings.

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Standalone Q2 FY19 Outlook[1,2]

Key Financial Metrics	Q2 FY19 Guidance
Organic Net Sales Growth[3] (excl. Trenton)	Flat to slightly down
Reported Net Sales Growth	~40bps lower than Organic Net Sales Growth[3] (excl. Trenton)
Adj. Op Margin[4]	14.4% to 14.7%
Adj. Diluted EPS from Cont. Ops.	$0.57 to $0.60

Note: Standalone FY19 Guidance excludes the impact of the pending acquisition of Pinnacle Foods.

1. The inability to predict the amount and timing of future items makes a detailed reconciliation of these forward-looking financial measures impracticable.
2. "Adjusted" financial measures and organic net sales (excl. Trenton) are non-GAAP financial measures. The FY19 Outlook includes the Wesson oil business for the full fiscal year.
3. Organic net sales growth (excl. Trenton)excludes the impact of foreign exchange, the Trenton facility sale, and divested businesses, as well as acquisitions (until the anniversary date of the acquisitions).
4. Adjusted operating margin excludes equity method investment earnings.

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Post-Transaction Capital Allocation Policy Overview Invest in the Business Support continued organic growth Support seamless integration of Pinnacle Debt Reduction Committed to solid investment grade credit rating Leverage target of 3.5x M&A Tax asset would allow us to divest assets in an efficient manner through the end of FY21 Dividends & Share Repurchases Intend to maintain quarterly dividend at current annual rate of $0.85 per share during FY19 Modest dividend increases expected over time, subject to approval by Board of Directors Share repurchases only as consistent with prioritization of leverage targets

Q&A

Reconciliation of Non-GAAP Financial Measures to Reported Financial Measures

Reconciliation of Non-GAAP Financial Measures to Reported Financial Measures (dollars in millions)

Reconciliation of Non-GAAP Financial Measures to Reported Financial Measures (dollars in millions)

Reconciliation of Non-GAAP Financial Measures to Reported Financial Measures (dollars in millions) 1 Operating profit is derived from taking Income from continuing operations before income taxes and equity method investment earnings, adding back Interest expense, net and removing Pension and Postretirement Non-Service Income.  2. Advertising and promotion expense (A&P) has been removed from adjusted selling, general and administrative expense because this metric is used in reporting to management, and management believes this adjusted measure provides useful supplemental information to assess the Company’s operating performance.  Please note that A&P is not removed from adjusted profit measures.

Reconciliation of Non-GAAP Financial Measures to Reported Financial Measures (dollars in millions)

Reconciliation of Refrigerated & Frozen Organic Net Sales

Reconciliation of Grocery & Snacks Organic Net Sales

Organic Net Sales Compound Annual Growth Rate (CAGR) Calculation *CAGR calculated as [((1+a)*(1+b))^0.5]-1 Note: See prior slides for reconciliations of organic net sales growth for each of the periods shown